SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 3, 2004

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated December 1, 2004, announcing that Hydro-Québec is the first hydroelectric producer to select PLM from IBM and Dassault Systemes.

Hydro-Québec First Hydroelectric Producer to Select PLM
from IBM and Dassault Systèmes

Product Lifecycle Management revolutionizes
development of hydroelectric projects

Montreal, Canada and Paris, France — December 1, 2004 — IBM and Dassault Systèmes (DS) (Nasdaq: DASTY, Euronext Paris: #13065, DSY.PA) announced today that Hydro-Québec has chosen their Product Lifecycle Management (PLM) solutions for the design of new hydroelectric projects. Hydro-Québec is the first owner-operator in the hydroelectric industry to use digital 3D design technology for the development of its future facilities.

Hydro-Québec’s Equipment Division will be responsible for the deployment of CATIA V5 and SMARTEAM, IBM PLM solutions developed by Dassault Systèmes. Hydro-Québec will use CATIA V5 to design products, and SMARTEAM to manage engineering data developed by the company and its partners.

With the PLM solutions, Hydro-Québec will be able to better integrate data from multiple disciplines, including mechanical equipment, fluid and electrical systems, as well as concrete and steel structures, in a single development environment. Hydro-Québec’s PLM environment will run on IBM IntelliStation workstations and on IBM eServer xSeries servers.

“With CATIA and SMARTEAM solutions, Hydro-Québec will be able to collaborate more effectively with its partners and expedite the resolution of problems that can occur during the project development stage, from analysis and optimization of variants to engineering validation respecting design intent,” said Jean-Paul Rigg, manager, Production Engineering at Hydro-Québec’s Equipment Division. “Throughout an 18-month assessment period, we found that the unique performance of these solutions would enable us to meet shorter deadlines, reach our quality, design and development goals and control our costs.”

“Using IBM PLM solutions is a key breakthrough for Hydro-Québec, the hydroelectric industry, and the industrial equipment industry in general,” said Walter Donaldson, vice president, PLM Americas. “We are very excited about participating in the development of this industry that is adopting PLM solutions. The integrated multi-disciplinary environment of our PLM solutions will allow Hydro-Québec to collaborate better with its partners. The agreement reached with Hydro-Québec once again confirms that IBM PLM can really help our customers respond to the new challenges.”

“The Process, Power, and Petroleum industry is the newest sector to benefit from V5 PLM,” said Etienne Droit, executive vice president Sales and Services, Dassault Systèmes. “As with companies in the shipbuilding and aerospace industries before it, Hydro-Québec will benefit from these powerful tools and be able to focus on innovation with the collaborative design capabilities of our PLM Solutions.”

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About Hydro-Québec
Hydro-Québec is an integrated electrical company whose sole stakeholder is the Government of Québec. Hydro-Québec produces, transports and distributes almost all the electricity consumed in Québec. Over 96% of the power it generates is hydroelectric. Its generating fleet has a total installed capacity of 33,616 MW, which makes it one of the most important renewable energy producers in North America. The company also has the most extensive transmission system in North America, consisting of 32,530 kilometres of high-voltage power lines and 106,568 kilometres of distribution lines. Hydro-Québec provides electricity to more than 3.6 million Québec customers. In 2003, Hydro-Québec’s revenue was $ 11,425 million and the net profit was $ 1,931 million.

Hydro-Québec Équipement and the Société d’Énergie de la Baie James, a subsidiary of Hydro-Québec, act as general contractor for Hydro-Québec Production and Hydro-Québec TransEnergie. Its expertise is recognized worldwide, particularly in the areas of hydroelectric production and high voltage electricity transportation. Four hydroelectric installations are in construction at the moment, for a total installed power of about 1,500 MW. Three other projects are in pre-project phase, for a total installed power of almost 2,500 MW. Information about Hydro-Québec is available at http://www.hydroquebec.com

About IBM
IBM is the world’s largest technological company, providing leadership and innovation throughout the world for more than 80 years. IBM is the largest supplier of “hardware”, “software” and Information Technology services, and pioneered the development and implementation of “e-business” solutions. IBM Sales & Distribution, which supports more than a dozen key industries worldwide, works with companies of all sizes around the world to deploy the full range of IBM technologies. The fastest way to get more information about IBM is through the IBM home page at http://www.ibm.com

About Dassault Systèmes
As world leader in three-dimensional product lifecycle management (PLM) solutions, the Dassault Systèmes group brings value to more than 70,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets 3D PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Its offering includes 3D PLM integrated solutions for product development (CATIA®, ENOVIA®, DELMIA®, SMARTEAM®), mainstream 3D product design tools (SolidWorks®), and 3D components (ACIS®) from Spatial Corp. Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. Information about Dassault Systèmes is available at http://www.3ds.com

Hydro-Quebec Press Contact Christine Martin, Press Officer (514) 289 2289 martin.christine@hydro.qc.ca	IBM Press Contact: Zohra Dali +33 6 71 92 71 87 zohradali@fr.ibm.com	Dassault Systemes Press Contacts: Anthony Marechal +33 1 55 49 84 21 anthony_marechal@ds-fr.com	Dassault Systemes Investor Contact: Harriet Keen Financial Dynamics +44 207 831 3113
Press room : http://www.hydroquebec.com/media	IBM Canada Press Contact: Joanne Fortin (514)938-6931 fortin@ca.ibm.com	Derek Lane (Americas) Tel: +1 818 673 2243 derek_lane@ds-us.com

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: December 3, 2004	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration